Dreyfus Premier New Leaders Fund, Inc.

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier New Leaders Fund, Inc., covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Paul Kandel and Hilary Woods.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Premier New Leaders Fund, Inc. perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the fund produced total returns of 15.33% for Class A shares, 14.46% for Class B shares, 14.49% for Class C shares, 15.69% for Class R shares and 15.04% for Class T shares.[1] This compares with a total return of 20.22% for the fund's benchmark, the Russell Midcap Index, during the same period.[2]

The fund and its benchmark benefited from a generally positive environment for small to midsize stocks during the reporting period, capped by a strong, broadly based market rally during the final few months of 2004. The market's gains were driven by global and U.S. economic growth and supportive federal fiscal policies, which led to improving business fundamentals across a wide range of industries. While the fund participated in the market's gains to a significant degree, its returns were lower than the benchmark due to above-average performance among the benchmark's smaller, more volatile stocks. The fund held a small percentage of such stocks, relative to the benchmark, reflecting our concerns regarding their quality and liquidity, as well as our focus on "quality" companies. In addition, because the fund tends to be more concentrated than the Russell Midcap Index, the performance of individual holdings can have a much greater impact and make the fund more susceptible to company-specific circumstances.

What is the fund's investment approach?

The fund invests primarily in a diversified group of small and midsize companies, focusing on new leaders in their industries that offer products or services we believe enhance prospects for growth of future earnings or revenues. We consider factors that we believe are likely to affect a stock's performance, such as changes in a company's management or organizational structure. We also seek quality-oriented companies, which include companies that typically generate earnings, have higher liquidity, longer history, and more seasoned management teams in place. Because of this, the fund may not outperform in a market driven by high-beta, lower market cap, and low quality issues.

Our investment approach targets growth-oriented stocks (those of companies with earnings or revenues that are expected to grow faster than the overall market), value-oriented stocks (those that appear underpriced according to a variety of financial measurements) and stocks that exhibit both growth and value characteristics.

What other factors influenced the fund's performance?

Most market sectors generated solid gains during 2004. The fund derived relatively strong returns from its investments in the utilities, autos and transports, and health care sectors. Utility holdings benefited from high levels of demand for energy and a favorable pricing environment. Top performers included electric power producer TXU Corp. and natural gas providers Kinder Morgan and Sempra Energy. Auto and transportation stocks were also driven higher by rising industrial demand. Some of the fund's gains came from transportation stocks that we believed were selling at compelling valuations when the reporting period began, such as railroad company Norfolk Southern and shipping and logistics service provider Expeditors International of Washington.

While the health care sector generally returned modest gains compared to the broader market, the fund's health care holdings earned relatively robust returns. Elan Corp., a Dublin-based biotechnology firm, proved to be the fund's single best performer, almost tripling in value during the reporting period. Other notably good performers included drug development firm Sepracor, which received regulatory approval to market a new sleep aid, and C. R. Bard, a medical equipment maker.

On the negative side, the fund's relatively light exposure to real estate investment trusts (REITs), one of the financial sector's stronger performing areas, caused its returns to trail the benchmark. The fund's performance also was undermined by disappointing returns from a small number of individual stock selections. For example, among financial holdings, investment services provider Janus Capital Group declined in response to corporate governance problems, which led us to sell the fund's position; insurer Axis Capital Holdings lost ground due to concerns regarding the reinsurance pricing environment; and savings & loan New York Community Bancorp was hurt by various company-specific issues. Returns in the technology area suffered from the fund's relatively high exposure to weak semiconductor stocks, such as PMC-Sierra, Xilinx and SanDisk, and the timing in trading Internet services provider Ask Jeeves. Finally, a sharp decline in Canadian aerospace and transportation manufacturer Bombardier further detracted from the fund's relative performance.

What is the fund's current strategy?

As of year-end, we have positioned the fund to seek to benefit from continuing U.S. and global economic growth. In particular, we have found what we believe to be a relatively large number of attractive investments among individual stocks in the energy, health care, producer durables and technology sectors. On the other hand, compared to the benchmark, we have allocated lower weightings of the fund's assets to stocks in the financial and consumer cyclical sectors, areas we believe could prove vulnerable to rising interest rates.

January 18, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Index is a widely accepted, unmanaged index of medium-cap stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier New Leaders Fund, Inc. Class A shares and the Russell Midcap Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier New Leaders Fund, Inc. on 12/31/94 to a $10,000 investment made in the Russell Midcap Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The performance of the fund's Class A shares shown in the line graph takes into account the maximum initial sales charge and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of medium-cap stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		8.68%	4.45%	11.57%	
without sales charge		15.33%	5.70%	12.23%	
Class B shares					
with applicable redemption charge †	11/27/02	10.46%	–	–	19.18%
without redemption	11/27/02	14.46%	–	–	20.35%
Class C shares					
with applicable redemption charge ††	11/27/02	13.49%	–	–	20.39%
without redemption	11/27/02	14.49%	–	–	20.39%
Class R shares	11/27/02	15.69%	–	–	21.56%
Class T shares					
with applicable sales charge (4.5%)	11/27/02	9.86%	–	–	18.26%
without sales charge	11/27/02	15.04%	–	–	20.89%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New Leaders Fund, Inc. from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.40	$ 10.47	$ 10.32	$ 4.78	$ 7.60
Ending value (after expenses)	$1,087.50	$1,083.50	$1,083.70	$1,089.20	$1,086.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.19	$ 10.13	$ 9.98	$ 4.62	$ 7.35
Ending value (after expenses)	$1,019.00	$1,015.08	$1,015.23	$1,020.56	$1,017.85

† *Expenses are equal to the fund's annualized expense ratio of 1.22% for Class A, 2.00% for Class B, 1.97% for Class C, .91% for Class R and 1.45% for Class T, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—99.0%	Shares		Value ($)
Autos & Transports—4.4%			
Expeditors International of Washington	260,500		14,556,740
Lear	200,000		12,202,000
Norfolk Southern	350,000		12,666,500
			39,425,240
Consumer—19.3%			
Coach	325,000	a	18,330,000
Dean Foods	375,000	a	12,356,250
Federated Department Stores	200,000		11,558,000
Hilton Hotels	560,000		12,734,400
Lamar Advertising, Cl. A	250,000	a	10,695,000
Manpower	223,000		10,770,900
Moody's	140,000		12,159,000
Nordstrom	240,000		11,215,200
Regal Entertainment Group, Cl. A	525,000		10,893,750
Royal Caribbean Cruises	290,000		15,787,600
Sabre Holdings, Cl. A	450,000		9,972,000
Smithfield Foods	425,000	a	12,575,750
Starwood Hotels & Resorts Worldwide	275,000		16,060,000
Whole Foods Market	100,000		9,535,000
			174,642,850
Energy—7.5%			
Chesapeake Energy	575,000		9,487,500
ENSCO International	385,500		12,235,770
Grant Prideco	575,000	a	11,528,750
Noble	250,000	a	12,435,000
Patterson-UTI Energy	575,000		11,183,750
Pioneer Natural Resources	310,000		10,881,000
			67,751,770
Financial Services—21.0%			
Axis Capital Holdings	400,000		10,944,000
CIT Group	275,000		12,600,500
Commerce Bancorp	190,000	b	12,236,000
Commerce Bancshares	178,500		8,960,700
Doral Financial	175,000		8,618,750

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
Endurance Specialty Holdings	205,000	7,011,000
Fidelity National Financial	260,000	11,874,200
Hibernia, Cl. A	300,000	8,853,000
iStar Financial	245,000	11,088,700
Marshall & Ilsley	235,000	10,387,000
North Fork Bancorporation	315,500	9,102,175
Northern Trust	230,000	11,173,400
Providian Financial	675,000 [a]	11,117,250
RenaissanceRe Holdings	195,000	10,155,600
Sky Financial Group	350,000	10,034,500
Sovereign Bancorp	465,000	10,485,750
UnionBanCal	175,000	11,284,000
Willis Group Holdings	350,000	14,409,500
		190,336,025
Health Care—11.5%		
Bard (C.R.)	203,000	12,987,940
Community Health Systems	365,000 [a]	10,176,200
Covance	275,000 [a]	10,656,250
DaVita	275,000 [a]	10,870,750
Elan, ADR	435,000 [a]	11,853,750
Fisher Scientific International	121,500 [a]	7,579,170
HEALTHSOUTH	1,850,000 [a]	11,618,000
Hospira	315,000 [a]	10,552,500
Sepracor	205,000 [a]	12,170,850
Teva Pharmaceutical Industries, ADR	183,500	5,479,310
		103,944,720
Materials & Processing—9.5%		
Alumina, ADR	700,000	12,978,000
Ball	205,000	9,015,900
Crown Holdings	650,000 [a]	8,931,000
International Flavors & Fragrances	270,000	11,566,800
Placer Dome	550,000	10,373,000
Sasol	600,000	12,854,563

Common Stocks (continued)	Shares	Value ($)
Materials & Processing (continued)		
Sigma-Aldrich	150,000	9,069,000
Southern Peru Copper	230,300	10,872,463
		85,660,726
Producer Durables−8.0%		
Embraer Aircraft, ADR	375,000	12,540,000
MSC Industrial Direct, Cl. A	315,000	11,333,700
Navistar International	300,000 a	13,194,000
Rockwell Collins	255,000	10,057,200
Roper Industries	207,000	12,579,390
Terex	270,000 a	12,865,500
		72,569,790
Technology−13.1%		
Anteon International	235,000 a	9,837,100
Check Point Software Technologies	460,000 a	11,329,800
Cognizant Technology Solutions, Cl. A	225,000 a	9,524,250
Cognos	260,000 a	11,455,600
Comverse Technology	520,000 a	12,714,000
InfoSpace	187,000 a	8,891,850
Lam Research	400,000 a	11,564,000
Marvell Technology Group	365,000 a	12,946,550
McAfee	315,000 a	9,112,950
Microchip Technology	335,000	8,931,100
Network Appliance	380,000 a	12,623,600
		118,930,800
Utilities−4.7%		
Kinder Morgan	150,000	10,969,500
PG&E	175,000 a	5,824,000
Peabody Energy	175,000	14,159,250
TXU	176,000	11,362,560
		42,315,310
Total Common Stocks		
(cost $686,758,801)		**895,577,231**

Short-Term Investments−1.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.84%, 2/10/2005 (cost $9,352,839)	9,372,000	**9,352,975**

Investment of Cash Collateral for Securities Loaned−.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $4,457,508)	4,457,508 c	**4,457,508**
Total Investments (cost $700,569,148)	**100.5%**	**909,387,714**
Liabilities, Less Cash and Receivables	**(.5%)**	**(4,666,127)**
Net Assets	**100.0%**	**904,721,587**

ADR—American Depository Receipts.

a   *Non-income producing.*

b   *A portion of this security is on loan. At December 31, 2004, the total market value of the fund's security on loan is $4,349,447 and the total market value of the collateral held by the fund is $4,457,508.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary [†]

	Value (%)		Value (%)
Financial Services	21.0	Energy	7.5
Consumer	19.3	Utilities	4.7
Technology	13.1	Autos & Transports	4.4
Health Care	11.5	Short Term/	
Materials & Processing	9.5	Money Market Investments	1.5
Producer Durables	8.0		**100.5**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $4,349,447)–Note 1(c):		
Unaffiliated issuers	696,111,640	904,930,206
Affiliated issuers	4,457,508	4,457,508
Cash		3,957,067
Receivable for investment securities sold		6,320,540
Dividends and interest receivable		936,054
Receivable for shares of Common Stock subscribed		801,357
Prepaid expenses		32,218
		921,434,950
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		858,798
Payable for shares of Common Stock redeemed		7,551,004
Liability for securities on loan–Note 1(c)		4,457,508
Payable for investment securities purchased		3,520,095
Accrued expenses		325,958
		16,713,363
Net Assets ($)		**904,721,587**
Composition of Net Assets ($):		
Paid-in capital		659,928,440
Accumulated undistributed investment income–net		264,362
Accumulated net realized gain (loss) on investments		35,710,219
Accumulated net unrealized appreciation (depreciation) on investments		208,818,566
Net Assets ($)		**904,721,587**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	874,359,255	15,285,345	10,192,710	3,582,564	1,301,713
Shares Outstanding	19,683,152	349,989	233,260	80,115	29,496
Net Asset Value Per Share ($)	**44.42**	**43.67**	**43.70**	**44.72**	**44.13**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $56,486 foreign taxes withheld at source)	8,146,532
Interest	560,324
Income from securities lending	37,462
Total Income	**8,744,318**
Expenses:	
Management fee–Note 3(a)	5,988,991
Shareholder servicing costs–Note 3(c)	3,301,747
Distribution fees–Note 3(b)	138,642
Registration fees	95,454
Prospectus and shareholders' reports	92,307
Professional fees	75,991
Custodian fees–Note 3(c)	71,262
Directors' fees and expenses–Note 3(d)	64,401
Loan commitment fees–Note 2	6,326
Miscellaneous	26,764
Total Expenses	**9,861,885**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(1,646)
Net Expenses	**9,860,239**
Investment (Loss)–Net	**(1,115,921)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	98,999,096
Net realized gain (loss) on forward currency exchange contracts	122
Net Realized Gain (Loss)	**98,999,218**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	21,386,803
Net Realized and Unrealized Gain (Loss) on Investments	**120,386,021**
Net Increase in Net Assets Resulting from Operations	**119,270,100**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2004	2003
Operations ($):		
Investment (loss)–net	(1,115,921)	(538,337)
Net realized gain (loss) on investments	98,999,218	80,299,167
Net unrealized appreciation (depreciation) on investments	21,386,803	99,231,078
Net Increase (Decrease) in Net Assets Resulting from Operations	**119,270,100**	**178,991,908**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	–	(36,835)
Net realized gain on investments:		
Class A shares	(69,601,673)	(63,117,953)
Class B shares	(1,183,646)	(752,879)
Class C shares	(733,955)	(289,012)
Class R shares	(201,661)	(33,160)
Class T shares	(72,361)	(8,942)
Total Dividends	**(71,793,296)**	**(64,238,781)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	149,611,878	116,161,891
Class B shares	6,713,501	8,055,722
Class C shares	6,609,472	3,263,307
Class R shares	3,228,153	332,841
Class T shares	1,183,338	80,461
Net assets received in connection with reorganization–Note 1:		
Class A shares	–	65,639,250
Class B shares	–	542,400
Class C shares	–	155,840
Class R shares	–	6,392
Class T shares	–	23,239

	Year Ended December 31,	
	2004	2003
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	65,984,379	59,723,600
Class B shares	1,051,652	690,937
Class C shares	648,130	242,985
Class R shares	199,887	33,160
Class T shares	60,388	8,942
Cost of shares redeemed:		
Class A shares	(116,353,018)	(120,329,865)
Class B shares	(2,088,176)	(325,832)
Class C shares	(884,842)	(95,947)
Class R shares	(297,573)	(5,377)
Class T shares	(118,660)	(315)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**115,548,509**	**134,203,631**
Total Increase (Decrease) in Net Assets	**163,025,313**	**248,956,758**
Net Assets ($):		
Beginning of Period	741,696,274	492,739,516
End of Period	**904,721,587**	**741,696,274**
Undistributed investment income–net	264,362	–

	Year Ended December 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	3,476,443	3,013,797
Shares issued in connection with reorganization–Note 1	–	1,954,622
Shares issued for dividends reinvested	1,515,339	1,479,212
Shares redeemed	(2,695,932)	(3,158,001)
Net Increase (Decrease) in Shares Outstanding	**2,295,850**	**3,289,630**
Class B[a]		
Shares sold	157,532	189,935
Shares issued in connection with reorganization–Note 1	–	16,171
Shares issued for dividends reinvested	24,484	17,243
Shares redeemed	(49,410)	(8,074)
Net Increase (Decrease) in Shares Outstanding	**132,606**	**215,275**
Class C		
Shares sold	153,323	75,114
Shares issued in connection with reorganization–Note 1	–	4,644
Shares issued for dividends reinvested	15,104	6,063
Shares redeemed	(19,674)	(2,338)
Net Increase (Decrease) in Shares Outstanding	**148,753**	**83,483**
Class R		
Shares sold	71,511	8,377
Shares issued in connection with reorganization–Note 1	–	190
Shares issued for dividends reinvested	4,555	819
Shares redeemed	(5,231)	(134)
Net Increase (Decrease) in Shares Outstanding	**70,835**	**9,252**
Class T		
Shares sold	27,965	1,979
Shares issued in connection with reorganization–Note 1	–	692
Shares issued for dividends reinvested	1,393	222
Shares redeemed	(2,783)	(1)
Net Increase (Decrease) in Shares Outstanding	**26,575**	**2,892**

[a] *During the period ended December 31, 2004, 5,655 Class B shares representing $242,372 were automatically converted to 5,587 Class A shares and during the period ended December 31, 2003, 2,297 Class B shares representing $91,131 were automatically converted to 2,289 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	41.91	34.94	39.54	45.51	50.67
Investment Operations:					
Investment income (loss)−net [b]	(.05)	(.03)	.00[c]	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	6.34	10.95	(4.56)	(4.37)	4.03
Total from Investment Operations	6.29	10.92	(4.56)	(4.39)	4.01
Distributions:					
Dividends from investment income−net	–	(.00)[c]	–	–	–
Dividends from net realized gain on investments	(3.78)	(3.95)	(.04)	(1.58)	(9.17)
Total Distributions	(3.78)	(3.95)	(.04)	(1.58)	(9.17)
Redemption fee reimbursement	–	–	.00[c]	.00[c]	.00[c]
Net asset value, end of period	44.42	41.91	34.94	39.54	45.51
Total Return (%)	15.33[d]	31.68[d]	(11.55)[d]	(9.56)	8.60
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.22	1.25	1.23	1.16	1.10
Ratio of net expenses to average net assets	1.22	1.25	1.23	1.16	1.10
Ratio of net investment income (loss) to average net assets	(.12)	(.08)	.00[e]	(.06)	(.03)
Portfolio Turnover Rate	99.93	121.01	113.51	111.66	97.33
Net Assets, end of period ($ x 1,000)	874,359	728,634	492,628	603,664	697,810

[a] The fund commenced offering five classes of shares on November 27, 2002. The existing shares were redesignated Class A shares.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Amount represents less than .01%.
See notes to financial statements.

	Year Ended December 31,		
Class B Shares	2004	2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	41.57	34.93	35.42
Investment Operations:			
Investment income (loss)−net[b]	(.38)	(.32)	.01
Net realized and unrealized gain (loss) on investments	6.26	10.91	(.50)
Total from Investment Operations	5.88	10.59	(.49)
Distributions:			
Dividends from net realized gain on investments	(3.78)	(3.95)	−
Net asset value, end of period	43.67	41.57	34.93
Total Return (%)[c]	14.46	30.73	(1.38)[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.00	1.99	.19[d]
Ratio of net expenses to average net assets	2.00	1.99	.19[d]
Ratio of net investment income (loss) to average net assets	(.88)	(.82)	.05[d]
Portfolio Turnover Rate	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	15,285	9,036	74

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended December 31,		
Class C Shares	2004	2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	41.58	34.93	35.42
Investment Operations:			
Investment income (loss)−net[b]	(.35)	(.31)	.03
Net realized and unrealized gain (loss) on investments	6.25	10.91	(.52)
Total from Investment Operations	5.90	10.60	(.49)
Distributions:			
Dividends from net realized gain on investments	(3.78)	(3.95)	−
Net asset value, end of period	43.70	41.58	34.93
Total Return (%)[c]	14.49	30.72	(1.35)[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.97	1.95	.19[d]
Ratio of net expenses to average net assets	1.97	1.95	.19[d]
Ratio of net investment income (loss) to average net assets	(.82)	(.78)	.08[d]
Portfolio Turnover Rate	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	10,193	3,514	36

[a]   *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
See notes to financial statements.

| | Year Ended December 31, | | |
Class R Shares	2004	2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	42.04	34.96	35.42
Investment Operations:			
Investment income−net[b]	.15	.09	.03
Net realized and unrealized gain (loss) on investments	6.31	10.94	(.49)
Total from Investment Operations	6.46	11.03	(.46)
Distributions:			
Dividends from net realized gain on investments	(3.78)	(3.95)	−
Net asset value, end of period	44.72	42.04	34.96
Total Return (%)	15.69	31.97	(1.30)[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.92	.93	.09[c]
Ratio of net expenses to average net assets	.92	.93	.09[c]
Ratio of net investment income to average net assets	.38	.21	.07[c]
Portfolio Turnover Rate	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	3,583	390	1

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Year Ended December 31,		
Class T Shares	2004	2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	41.76	34.94	35.42
Investment Operations:			
Investment income (loss)−net[b]	(.10)	(.12)	.01
Net realized and unrealized			
gain (loss) on investments	6.25	10.89	(.49)
Total from Investment Operations	6.15	10.77	(.48)
Distributions:			
Dividends from net realized			
gain on investments	(3.78)	(3.95)	−
Net asset value, end of period	44.13	41.76	34.94
Total Return (%)[c]	15.04	31.24	(1.35)[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.46	1.56	.14[d]
Ratio of net expenses to average net assets	1.46	1.56	.14[d]
Ratio of net investment income			
(loss) to average net assets	(.24)	(.33)	.02[d]
Portfolio Turnover Rate	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	1,302	122	1

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Leaders Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (35 million shares authorized), Class B (30 million shares authorized), Class C (15 million shares authorized), Class R (15 million shares authorized) and Class T (5 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

On March 28, 2003, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of Dreyfus Aggressive Growth Fund, a series of Dreyfus Growth and Value Funds, Inc., were transferred to the fund's Class A shares in exchange for shares of Common Stock of the fund of equal value. The fund's Class A shares net asset value on March 28, 2003 was $33.59 per share, and a total of 417,819 shares, representing net assets of $14,043,990 (including $268,310 net unrealized depreciation on investments), were issued to Dreyfus Aggressive Growth Fund shareholders in the exchange. The exchange was a tax free event to shareholders.

On March 28, 2003, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of Dreyfus Premier Aggressive Growth Fund, a series of Dreyfus Premier Equity Funds, Inc., were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. The fund's net asset value on March 28, 2003 was $33.59 per share for Class A shares, $33.54 per share for Class B shares, $33.53 per share for Class C shares, $33.63 per share for Class R shares and $33.57 per share for Class T shares and a total of 1,536,803 Class A shares, 16,171 Class B shares, 4,644 Class C shares, 190 Class R shares and 692 Class T shares, representing net assets of $51,595,260 Class A shares, $542,400 Class B shares, $155,840 Class C shares, $6,392 Class R shares and $23,239 Class T shares (including $861,459 net unrealized depreciation on investments), were issued to Dreyfus Premier Aggressive Growth Fund shareholders in the exchange. The exchange was a tax free event to shareholders.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $9,994,518, undistributed capital gains $25,893,317 and unrealized appreciation $208,905,312. As a result of the fund's merger with Dreyfus Premier Aggressive Growth Fund and Dreyfus Aggressive Growth Fund, capital losses of $185,339,544 are available to offset future gains. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. This acquired capital loss is expected to expire between 2005-2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $22,068,131 and $11,564,888 and long-term capital gains $49,725,165 and $52,673,893, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, net operating losses, foreign currency transactions and capital losses utilized from the acquired entities, the fund increased accumulated undistributed investment income-net by $1,380,283, decreased accumulated net realized gain (loss) on investments by $4,439,808 and increased paid-in capital by $3,059,525. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended December 31, 2004, the Distributor retained $107,551 and $509 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $20,509 and $3,041 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2004, Class B, Class C and Class T shares were charged $92,157, $45,208 and $1,277, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2004, Class A, Class B, Class C and Class T shares were charged $1,946,892, $30,719, $15,070 and $1,277, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the fund was charged $524,140 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2004, the fund was charged $71,262 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $563,188, Rule 12b-1 distribution plan fees $15,694, shareholder services plan fees $187,076, custodian fees $12,740 and transfer agency per account fees $80,100.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2004, amounted to $809,739,115 and $757,217,287, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2004, there were no forward currency exchange contracts outstanding.

At December 31, 2004, the cost of investments for federal income tax purposes was $700,482,402; accordingly, accumulated net unrealized appreciation on investments was $208,905,312, consisting of $211,436,304 gross unrealized appreciation and $2,530,992 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended

Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier New Leaders Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier New Leaders Fund, Inc., including the statement of investments, as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier New Leaders Fund, Inc. at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 14, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $2.5860 per share as a long-term capital gain distribution of the $3.0600 per share paid on December 17, 2004, also the fund hereby designates 47.12% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction and also for the year ended December 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $6,442,550 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

William Hodding Carter III (69)
Board Member (1988)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998-present)

Other Board Memberships and Affiliations:
• Independent Sector, Director
• The Century Foundation, Director
• The Enterprise Corporation of the Delta, Director
• Foundation of the Mid-South, Director

No. of Portfolios for which Board Member Serves: 11

Ehud Houminer (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 30

Richard C. Leone (64)
Board Member (1984)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.),
  a tax exempt research foundation engaged in the study of economic, foreign policy and
  domestic issues

No. of Portfolios for which Board Member Serves: 11

————————

Hans C. Mautner (67)
Board Member (1984)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Multi-Strategy Fund LLC
  Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

————————

Robin A. Melvin (41)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit
  organization that is leading the movement to connect America's young people with caring
  adult mentors

No. of Portfolios for which Board Member Serves: 11

————————

John E. Zuccotti (67)
Board Member (1984)

Principal Occupation During Past 5 Years:
- Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.*

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
New Leaders Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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